Wave2Wave Communications, Inc.

433 Hackensack Avenue

Hackensack, New Jersey 07601

                 February 10, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561.

Washington, D.C. 20549

Re:	Wave2Wave Communications, Inc. Registration Statement on Form S-1 File No. 333-171199 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Wave2Wave Communications, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-171199), originally filed with the Commission on December 16, 2010 and as amended on each of January 12, 2011 and January 26, 2011.

No securities were sold or will be sold under the Registration Statement. The Registrant may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155. The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Please address any questions you may have to Jeffrey P. Schultz at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, telephone number (212) 692-6732, facsimile number (212) 983-3115.

Thank you for your assistance with this matter.

Sincerely,

Wave2Wave Communications, Inc.

By:	/s/ Aaron Dobrinsky
Aaron Dobrinsky, Chief Executive Officer